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                                                                  EXHIBIT (a)(3)

Dear Optionholder:

           I am happy to announce that Firepond has decided to offer to exchange options which you hold under the Company's stock option plans for new options which we will grant under the same plan under which your original options were granted.

           THIS OFFER IS BEING SENT VIA E-MAIL. IF YOU WOULD LIKE A PAPER COPY OF THE ATTACHED OFFER TO EXCHANGE OPTIONS UNDER THE FIREPOND STOCK OPTION PLANS, AND RELATED FORMS, PLEASE CONTACT MARGOT OERTEL AT (781) 487-8463.

           The number of shares of common stock subject to the new options that we will exchange for the options you tender, if any, will be as described in an offer to exchange and a related letter of transmittal which are attached with this letter. We will grant the new options promptly after the date we accept and cancel the tendered options as more fully described in the offer to exchange. If we accept and cancel the tendered options on July 26, 2001 as currently anticipated, we will grant the new options on or about July 27, 2001. You may tender (surrender) all or some of your eligible options to the Company in exchange for new options, however, you must tender the full option grant with respect to any options that you tender. You also have the right to choose not to tender any of your options.

           You must remain an employee or director of the Company or one of its subsidiaries from the date you tender options through the date we grant the new options in order to receive new options; provided that, if the Company terminates your service with the Company after we have accepted your options for exchange with the Company but prior to the date we grant the new options, solely for purposes of this offer, you will be treated as if your service continued through the date we grant the new options. Except as set forth in the preceding sentence, if you are not an employee or director of Firepond on the date we grant the new options, you will not receive any new options and you will not receive any other consideration for the option grants tendered by you and cancelled by the Company.

           The new options will be subject to the terms and conditions of the stock option plan under which the original options were granted and a new stock option agreement between you and the Company which you will be required to execute. The number of new options to be granted to each option holder will be equal to three-fourths of the number of options tendered by such option holder and accepted for exchange. If any of the options that you tender for exchange are vested and exercisable on the date we cancel the options accepted for exchange, an amount of new options equal to three-eighths of the options tendered for exchange will be vested and exercisable on the date we grant the new options. The new options, unlike the options you tender for exchange (which generally vest and become exercisable in equal annual installments over a four-year period beginning on the grant date), will vest and become exercisable in equal monthly installments over a three-year period beginning on the grant date of the new options. For example, if you tender an option to purchase 10,000 shares of common stock of which 50% of the options, or options to purchase 5,000 shares, are vested and exercisable, you will receive options to purchase 7,500 shares of common stock of which options to purchase 1,875 shares will be vested and exercisable, the remaining options to purchase 5,625 shares will vest in equal monthly installments over three years. The exercise price of the new options will be equal to the fair market value of our common stock on the date of the grant.

           The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

           The Company's offer is being made under the terms and subject to the conditions of the offer to exchange and related letter of transmittal attached to this letter. You should carefully read the entire offer to exchange and letter of transmittal before you decide whether to tender all, some or none of your options. A tender of options involves risks which are discussed in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal, together with any other documents specified in the letter of transmittal by the expiration date of the Company's offer.

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           If you have any questions about the offer, please call Margot Oertel at (781) 487-8463.

           We thank you for your continued efforts on behalf of Firepond.



                                         Sincerely,


                                         Klaus P. Besier

Attachments


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